UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
Under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the
Securities and Exchange Act of 1934

Commission File Number    005-78537

Education Lending Group, Inc.
(Exact name of registrant as specified in its charter)

12760 High Bluff Drive, Suite 210, San Diego, CA 92130 (858) 617-6080
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  1

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Education Lending Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 17, 2005	By:	/s/ Robert J. Ingato
Name: Robert J. Ingato Title: Executive Vice President and Secretary